Exhibit 99.1

PRESS RELEASE

LeddarTech Reports Annual Shareholder Meeting Results

QUEBEC CITY, Canada, April 30, 2024 — LeddarTech Holdings Inc. (“LeddarTech” or the “Corporation”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, announces the voting results of its annual general and special meeting of shareholders held on April 30, 2024. Shareholders voted on various proposals and elected directors to the board.

Key Highlights of the Meeting

1. Election of Directors: The full slate of eight directors was elected to serve until the next annual meeting of shareholders or until a successor is elected or appointed.

Nominee	Votes For	% of Voted	Votes Against	% of Voted
Frantz Saintellemy	23,750,091	99.92%	18,864	0.08%
Charles Boulanger	23,684,010	99.64%	84,945	0.36%
Derek Aberle	23,751,414	99.93%	17,541	0.07%
Nick Stone	23,749,634	99.92%	19,321	0.08%
Michelle M. Sterling	22,661,485	95.34%	1,107,470	4.66%
Yann Delabrière	23,750,042	99.92%	18,913	0.08%
Sylvie Veilleux	23,745,998	99.90%	22,957	0.10%
Lizabeth Ardisana	23,744,718	99.90%	24,237	0.10%

2. Approval of Auditor: The appointment of Richter LLP as auditors of the Corporation was approved, and the board of directors of the Corporation was authorized to fix the auditors’ remuneration.

Votes For	% of Voted	Votes Withheld	% of Voted
24,399,690	99.77%	56,493	0.23%

3. Other

3.1	The issuance of warrants to purchase up to 449,013 common shares of the Corporation to certain former and continuing directors of LeddarTech Inc. (as a predecessor to the Corporation) was approved and ratified.

Votes For	% of Voted	Votes Against	% of Voted
18,146,903	76.35%	5,622,052	23.65%

3.2	An amendment to By-law No. 1 so as to provide the chair with a second or “casting vote” at meetings of the Corporation’s board of directors was approved and ratified.

Votes For	% of Voted	Votes Against	% of Voted
21,472,893	90.34%	2,296,062	9.66%

For further details on each of these matters, please refer to the Corporation’s management information circular dated March 18, 2024, available on SEDAR+ at www.sedarplus.ca/ and EDGAR at www.sec.gov/. Final voting results on all matters voted on at the meeting will be posted on the Investor Relations section of LeddarTech.com and filed on SEDAR+ at www.sedarplus.ca/ and EDGAR at www.sec.gov/.

PRESS RELEASE

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with 160 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”